Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CertifiedTrue Inc
220 Mineola Boulevard Ste 10
Mineola, NY 11501
https://certifiedtrue.com/

Up to $1,070,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CertifiedTrue Inc
Address: 220 Mineola Boulevard Ste 10, Mineola, NY 11501
State of Incorporation: DE
Date Incorporated: May 10, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

i) First 7 days - Receive 35% Bonus Shares

ii) Next 7 days - Receive 25% Bonus Shares

iii) Next 7 days - Receive 15% Bonus Shares

Amount-Based Perks

i) $2,500+ for 10% Bonus Shares

ii) $5,000+ for 12.5% Bonus Shares

iii) $10,000+ for 15% Bonus Shares

iv) $25,000+ for 20% Bonus Shares

v) $50,000+ for 25% Bonus Shares and a video call with the CEO

v) $100,000+ for 30% Bonus Shares and dinner with the CEO (USA location)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Certified True, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for

*Bonuses can not be stacked. One receives the bonus that is most valuable but they are not cumulative.

The Company and its Business

Company Overview

CertifiedTrue Inc is a Delaware corporation and is a B2B SaaS company focused on eliminating the potential for image fraud by providing a platform built on proprietary technology, that enables certification and verification of digital images so that they are reliable as evidence in court and for commercial purposes. Our SaaS solution, PhotoProof, provides a secure process to capture, certify and verify digital photos and videos with their metadata to be authentic, accurate and original using 4th generation blockchain inspired technology. We charge a recurring fee (monthly/annual) with tiered pricing based on the number of users and quantity of photos taken and stored. Target markets for our application are law firms, law enforcement, insurance, real estate, and the government sector.

The company's proprietary technology is currently protected via trade secret and the we plan to file for patent protection with proceeds from the raise

Competitors and Industry

We believe the global market opportunity is enormous for CertifiedTrue to provide trustworthy independent third-party certification and verification of digital images. As one of the early first movers, however, the market segment has not yet been well defined.

While CertifiedTrue can be tagged as a prepackaged software, B2B SaaS, blockchain, legaltech, insurtech or govtech company, our primary value proposition best aligns with the Testing, Inspection and Certification (TIC) industry. Conceptually, our application is essentially the certifiable capture of an image as an integrated part of an inspection/documentation process and verification that the created digital object and its provenance meets a certain standard of reliability. The TIC market stretches across almost every industry, is valued over $200 Billion annually and is expected to grow to $349 Billion by 2030 (CAGR of 5.3%), with the most exciting growth trends in the digital transformation of services and tools enabling in-house services.

The number one competitor, besides the status quo, is loosely speaking Dropbox and other forms of cloud-based case management software – because that is what most small and even mid-size firms use to store case photos today. Of course, these mediums lacks any kind of third-party authentication or chain of custody features.

Putting these aside we have two (2) competitors with similar technological approaches, Truepic in the USA and Photocert in the UK. Both are early startups (Series B and Seed respectively) who are growing but have been primarily focused on tackling the insurance industry first, which we believe is a more difficult path to growth.

While our early competition in the space is focused on other submarkets, CertifiedTrue's technology has been more tailored to best address the needs of reliable evidence for court purposes for the civil and criminal legal market as well as police and prosecutor's offices. Our focus is to gain a foothold in the legal and law enforcement community first with a unique marketing strategy aimed at legal practitioners. Our market plan has an inherent viral component that will give us a major advantage in growth and brand awareness that our competitors cannot match. Moreover, our team has a greater vision of how the technology integrates through multiple industries and a better path to adoption than other companies in this space.

Another substantial differentiating factor from our competitors is the underlying technology of our core platforms, especially their reliance upon public blockchains. The previous generation of digital certification software could not easily provide a trustworthy "proof of origin" and chain of custody of the file creation. The advent of Blockchain technology solved the problem but has been plagued with issues related to scaling, variable cost structures and security holes. Our proprietary technology is a further refinement of blockchain technology, specifically tailored to certification, registry and verification of particular types of digital files.

Advancements in technology have enabled our solution to solve the problem of origin proofs, which has the ability to work across several, billion-dollar industries. The initial use case is for digital photographs but our technology can also cover other file types as well where provenance or chain of custody are a priority.

Current Stage and Roadmap

Over the past 3+ years, CertifiedTrue has bootstrapped its way to identify a core problem, validate specific market demand, research a novel technical solution and develop an early product. Now we are seeking funds to finalize the product, further protect our IP and go to market with it. We are currently testing an alpha release and expect to have a beta by year-end 2021 with expected product launch in Q1 2022, leading to revenue. The product is based on unique proprietary technology, now protected by trade secret, that we intend to seek patent and trademark protections for both in the USA and internationally. We have also developed a preliminary marketing strategy designed to educate the marketplace while garnering market share and name recognition, while being supplemented by earned media, targeted CLE events and legal precedent research made available to subscribers.

The Team

Officers and Directors

Name: Stephen Graves

Stephen Graves's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Setting the agendas for board meetings based on overall business goals. Offering opinions on matters that will be put to a vote by the board. Representing investors' interests in board discussions and debates.Responsible for establishing a company's goals and strategies and presiding over the entire workforce. Oversees budgets and ensures resources are properly allocated. Ensures departments meet individual goals. Responsible for overall accountability to shareholders and the general public. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

- **Employer:** Bank of China
  Title: Principal Consultant
  Dates of Service: November 01, 2019 - February 01, 2021
  Responsibilities: Legal and Compliance Department, Led multiple large-scale initiatives and managed programs focused around Digital Transformation and Operational Excellence of Risk Management processes and tools. • Implemented and program managed a continuous improvement program comprised of 22 sub projects across 10 departments, focused on data automation, data analysis and digitization. Monthly reporting to the Steering Committee and Federal Regulatory Authorities. • Project Manager for a Digital Intelligence Dashboard for Sanctions, overseeing data typology and algorithm development to produce analysis in a Qlik Sense dashboard to drive investigations, Led between PMO, Computer Department, offshore Programming and Development company and Sanctions Department to develop business requirements and a User Interface for a department-wide Case Management Tool. Including Vendor negotiations, budget estimates, user interviews and wireframing, Executive Leadership & C-Suite Decision Making, Strategic Planning, Structured Innovation & Validated Learning, Organizational Transformation & Best Practices, Program Management (PMO),Data Visualization & Analysis, Agile Development, Kanban, XP & Scrum, IT Planning, Implementation & Governance, CERTIFICATIONS: PMI's Project Management Professional (PMP), Professional Scrum Master (PSM), Certified SAFe Agilist (SA), ITIL 2011 Foundations, CloudU Cert

Other business experience in the past three years:

- **Employer:** CA Technologies
  Title: Director, Global Business Operations
  Dates of Service: January 01, 2014 - December 31, 2017
  Responsibilities: * Drove operational improvements across Business Unit & Operations teams in cross functional management systems & led multiple programs & strategic initiatives to improve business unit performance. * Directed initiative (reporting to Chief Product Officer) to transform New Product Introduction. Results included reduced innovation cycle time by over 3 months with annual cost savings of over $1.8 million in development. * Managed Go-to-Market strategy & process for COO review, including monthly all C-Suite meeting, resulting in administrative savings of $600k and improved coordination between product development releases & marketing launch. * Operations lead to define a new strategic resource & budget allocation framework for categorizing product investment levels that resulted in $13.5 million in transfers from low-growth, low-margin to high-growth, high-margin products. * Increased ideation pipeline through creation and management of CPO Innovation Forum, a bi-monthly pitch event for the CPO & BU senior leadership teams that captured over 50 new product ideas, with 3 net-new product releases. * Redesigned Investment Business Case & streamlined

governance process, resulting in resource optimization of $85k per completed case, while doubling customer validation OKR, leading to increased post-launch sales. * As crisis manager for Digital Commerce initiative, led Organizational Change Management across global IT, finance, sales & operations that resulted in successful on-time delivery (previously 60+ days behind) of 2 major product releases across 5 GEOs on the new platform. Included LMS software replacement, e-commerce implementation, payments & backend systems integration (Salesforce, SAP & Magento). Completed stakeholder & communications management, organizational & strategic impact analysis, gap analysis, dash-boarding, business process improvement & role mapping.•

Name: Robert V. Beltrani, Esq.

Robert V. Beltrani, Esq.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Corporate Secretary
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Administrative responsibilities relating to the books and records of the company, including maintaining the records of share ownership, shareholder meeting decisions and board meetings. Not taking any salary or any form of compensation for this role.

- **Position:** Business Development
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Contacting potential clients to establish rapport and arrange meetings and planning and overseeing new marketing initiatives as well as researching organizations and individuals to find new opportunities. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

- **Employer:** Law Offices of Robert V. Beltrani
  Title: Attorney at Law
  Dates of Service: January 01, 1988 - Present
  Responsibilities: Handled various matters, including personal injury actions, landlord/tenant litigation, real estate transactions and the acquisition and sale of commercial enterprises and litigation.

Name: Ronald da Silva

Ronald da Silva's current primary role is with Quantum Loophole. Ronald da Silva currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Director
  Dates of Service: May 10, 2018 - Present
  Responsibilities: Helps determine the company's strategic objectives and policies and monitor progress towards achieving the objectives and policies and assist with appointing senior management while accounting for the company's activities to relevant parties, eg shareholders. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

- **Employer:** CertifiedTrue Inc
  Title: Co-Founder and Chief Information Officer
  Dates of Service: May 10, 2018 - November 08, 2018
  Responsibilities: Included managing IT staff and developing department goals; developing and overseeing the IT budget; planning, deploying and maintaining IT systems and operations; managing the organization's software development needs. developing IT policies, procedures and best practices and ensuring architecture was designed in a manner that allowed for scalability

Other business experience in the past three years:

- **Employer:** Quantum Loophole
  Title: Vice President
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Building master-planned, clean cloud communities - #greenhyperscale.

Other business experience in the past three years:

- **Employer:** ICANN
  Title: Member of the International Board of Directors - Committees: Finance (Chair), Audit, Governance, Compensation, Strategic Planning and Technical
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Fiduciary Director's role serving the ARIN Board of Trustees, representing the ARIN region on the 15 member international address council. The purpose of the ASO is to review and develop recommendations on Internet Protocol (IP) address policy and to advise the ICANN Board.

Name: William A Clement

William A Clement's current primary role is with Apex Financial Services, Inc.. William A Clement currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Guide the management, coordination and supervision of business activities of the company. Provide continuity for the organization, and to represent the organization's point of view through interpretation of its products and services, and advocacy for them. Select and appoint a chief executive to whom responsibility for the administration of the organization is delegated, including: to review and evaluate his/her performance regularly on the basis of a specific job description, including executive relations with the board, leadership in the organization, in product/service/program planning and implementation, and in management of the organization and its personnel, to offer administrative guidance and determine whether to retain or dismiss executives, Govern the organization by broad policies and objectives, formulated and agreed upon by the chief executive and employees, including to assign priorities and ensure the organization's capacity to carry out products/services/programs by continually reviewing its work, Acquire sufficient resources for the organization's operations and to finance the products/services/programs adequately, account to the stockholders (in the case of a for-profit) or public (in the case of a nonprofit) for the products and services of the organization and expenditures of its funds, including: to provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources, to accept responsibility for all conditions and policies attached to new, innovative, or experimental products/services/programs. Mr. Clement assumed the role of special advisor to the Board in January of 2019 before accepting the role of Member of the Board of Directors in 2021. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

- **Employer:** Apex Financial Services, Inc.
  Title: Non-Executive Chair
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Determining the company's strategic objectives and policies. Monitoring progress towards achieving the objectives and policies. Appointing senior management. Accounting for the company's activities to relevant parties, eg shareholders.

Other business experience in the past three years:

- **Employer:** BP Asset Group Inc.
  Title: Director
  Dates of Service: October 01, 2019 - Present

Responsibilities: Determining the company's strategic objectives and policies. Monitoring progress towards achieving the objectives and policies. Appointing senior management. Accounting for the company's activities to relevant parties, eg shareholders.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity securities offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the digital verification industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a digital photo verification service. Our revenues are therefore dependent upon the market for digital photo verification.

We may never have an operational product or service
It is possible that there may never be an operational PhotoProof Saas service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our PhotoProof service. Delays or cost overruns in the development of our PhotoProof service solution and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these

events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Certified True Inc. was formed on May 10th 2018 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CertifiedTrue has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CertifiedTrue's Certified Photo Saas solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the Federal Rules of Civil Procedure and State Civil Procedure and rules of evidence and admissibility and other relevant government laws and regulations. Theses and other laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CertifiedTrue or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CertifiedTrue could harm our reputation and materially negatively impact our financial condition and business.

Technology Start-Up Risks
Accurate financial projections are difficult to prepare for any business. They are notoriously difficult to prepare for new businesses because of the lack of any significant operating history. Because CertifiedTrue is a technology based start-up the assumptions and estimates that underlie the projections may not be achieved because CertifiedTrue fails to secure market-share or because its attempts to patent technology or defend intellectual property right fails or because its marketing strategy falls short of expectations. Finally, CertifiedTrue's marketing strategy is centered on educating the legal community on the legal shortcomings of forensic digital evidence but the legal community in some respects has been slow to adopt technological innovations and may not be ready to change its methodologies despite legal exposure associated with the status quo.

CertifiedTrue Specific Risk
Our Saas solution is highly dependent on the effectiveness of our cryptographic technology as well as the blockchain related technology employed therein. At present there are no known means of tampering with or evading our solution but should sheretofore unknown and knowable technology be invented to circumvent our solution this would undermine our technology and our marketing of our protect which is highly dependent on reliability and immutability. In addition, if laws or regulations change in a manner we do not anticipate that relate adversely to admissibility of digital evidence this could upset our marketing model and indeed the anticipated market for our product.

Intellectual Property Risks
CertifiedTrue has developed unique proprietary technologies and intellectual properties and intends to seek patent protections and/or trademark or copyright protections to the fullest extent available under US and International law. This is a highly litigious area and should CertifiedTrue fail to secure some or all of the protections sought this could hurt CertifiedTrue's ability to preserve its rights therein and ultimately its market position.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.
We believe that intellectual property will be critical to our success, and that we will rely on trademark, copyright and patent law, trade secret protection and

confidentiality and/or license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition. While we believe that we will be issued trademarks, patents and pending patent applications help to protect our business, there can be no assurance that our operations do not, or will not, infringe valid, enforceable third-party patents of third parties or that competitors will not devise new methods of competing with us that are not covered by our anticipated patent applications. There can also be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found to be invalid or unenforceable or that our patents will be effective in preventing third parties from utilizing a copycat business model to offer the same service in one or more categories. Moreover, it is intended that we will rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our intended services will be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S. and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position. We expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Also to the extent third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We anticipate that a substantial amount of our processes and technologies will be protected by trade secret laws. In order to protect these technologies and processes, we intend to rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with which we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our App and related future products and services by copying functionality, among other things. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. In developing our App, we engaged the services of a third-party outsourced technology development firm that is a developer of much of our code. While we own the work product that was custom built for the Company (the "Company Work Product") we have not fully documented and secured the rights to such source code. Any claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in the Photograph application certification market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements or obtain them on terms acceptable to us.

We depend upon intellectual property and proprietary rights that are vulnerable to unauthorized use.

We rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect our proprietary information. Our success will depend, in part, on our ability to operate without infringing the patent or other proprietary rights of others and our ability to preserve our trade secrets and other proprietary property, including our rights in any technology licenses upon which any of our products or services are based. Our inability to preserve such rights properly or operate without infringing on such rights would have a material adverse effect on our business, results of operations and financial condition. We currently do not own any registered copyrights, patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. In addition, there can be no assurance that any confidentiality agreements between us and our employees, or any license agreements with our customers, will provide meaningful protection for our proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to focus on our business plan.

The technology industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products or services, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our products may include hardware and software components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products and services or to use product names. We may become a party to patent or trademark infringement or trade secret-related disputes or litigation as a result of these and other third party intellectual property rights being asserted against us. The defense and prosecution of these matters are both costly and time-consuming. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party's patent or trademark or of misappropriating a third party's trade secret. Further, if such patents, trademarks, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the technology industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our App or related services in order to avoid infringement. Additionally, in the future, we may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and a significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products and services or from using product or service names that are the same or similar to ours, and our business may be harmed as a result. Finally, we use certain open-source software in our App. We may face claims from companies that incorporate open source software into their products or from open source licensors, claiming ownership of, or demanding release of, the source code, the open-source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to cease offering our App unless and until we can re-engineer it to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition, and operating results.

No assurances of protection for proprietary rights; reliance on trade secrets.
In certain cases, we may rely on trade secrets to protect intellectual property, proprietary technology, and processes, which we have acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. We may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Our use of "open source" software could adversely affect our ability to offer our services and subject us to possible litigation.
We use open-source software in connection with our technology development. From time to time, companies that use open-source software have faced claims challenging the use of open-source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open-source software, or claiming noncompliance with open source licensing terms. Some open-source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. We intend to monitor the use of open-source software and will try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations, or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property.
As is the case with other technology companies, our success will be heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the technology industry involves both technological and legal complexity. Therefore, obtaining and enforcing technology patents is costly, time-consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in other situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the

value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in ways that would weaken our ability to obtain patents and to enforce patents that we might obtain in the future. Similarly, changes in EU patent law and elsewhere could negatively affect the value of our patents registered outside of the U.S.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with any of these requirements.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents related to our App and any future product candidates throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to technology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

Our App and related services are based on new and unproved technologies and are subject to the risks of failure inherent in the development of new products and services.

Because our App and related services are and will be based on new technologies, they are subject to risks of failure that are particular to new technologies, including the possibility that: • Our new approaches will not result in any products or services that gain market acceptance; • Our Apps and the technology powering our custom development services may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which they may be used; • Proprietary rights of third parties may preclude us from marketing a new product or service; or • Third parties may market superior or more cost-effective products or services. As a result, our activities may not result in a broad enough base of commercially viable products or services, which would harm our sales, revenue and financial condition.

Major network failures could have an adverse effect on our business.
Technology infrastructure is critical to the performance of our App and related services, as well as customer satisfaction. Currently, we have not yet developed or implemented such an infrastructure. However, it is anticipated that our future apps will run on a complex distributed system as well as a feature cloud computing. It is anticipated that we will own, operate and maintain the certain elements of this system, but some if not all elements of this system will be operated by third parties that we will not control and which would require significant time to replace. We would expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyberattacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, mobile apps, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, with the growth of wireless data services, enterprise data interfaces and internet-based or internet protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we expect to rely upon, as well as potential customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

Defects in our App and its functionality and the technology powering our custom development services may adversely affect our business.
It is anticipated that the tools, code, subroutines and processes contained within our mobile App or the technology powering our custom development services may contain defects when introduced and also when updates and new versions are released. The introduction of our App or custom development services with defects or quality problems may result in adverse publicity, product returns, reduced orders,

uncollectible or delayed accounts receivable, product redevelopment costs, loss of or delay in market acceptance of our products or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to a number of risks related to data security breaches and fraud that we or third parties experience or additional regulation, any of which could adversely affect our business financial condition and results of operations.

We may be subject to a number of risks related to data security breaches and fraud that we or third parties experience or additional regulation, any of which could adversely affect our business, financial condition and results of operations. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted. Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using our services. Additionally, if we fail to adequately prevent such a breach we may face civil liability, diminished public perception of our security measures which could adversely affect our business, financial condition and results of operations.

We may not be able to maintain relationships with third-party partners and services on whom we depend for the functionality and success of our App.

We are entirely dependent on agreements and relationships with certain third-party partners and service providers (i.e Amazon or Google). Failure of our partners to work with us and remain accessible through our App at the quality levels or at the time required by us, could materially adversely affect our ability to effectively support our user base in a timely manner and could cause our expenses for the same services to rise.

We may not be able to keep up with rapid technological changes.

To remain competitive, we must continue to enhance and improve the usability, functionality, and features of our App and related services. The evolving nature of the photograph certification, legal tech, and third-party authentication mobile-based services, which is characterized by growing technological change and the emergence of new industry standards and practices, could render our existing systems, app, and services obsolete. Our success will depend, in part, on our ability to develop, innovate, license, or acquire leading technologies useful in our business, enhance our existing solutions, develop new solutions and technology that address the increasingly sophisticated and varied needs of our current and prospective users, and respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our proprietary technology and app to user requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed.

We depend on the continued growth and reliability of the internet, global positioning systems, services and apps.

The recent growth in the use of apps and block chain-inspired services may cause periods of decreased performance for many services, internet providers, apps and related service providers. If app and usage continues to grow rapidly, the infrastructure these services are reliant upon (i.e. the internet, global positioning systems, and telecommunications networks and devices) may not be able to support these demands and therefore performance and reliability may decline. Decreased performance with respect to some or all of these critical components of our business model has also been attributed to illegal attacks by third parties. If outages or delays occur frequently or increase in frequency, or businesses are not able to protect themselves adequately from such illegal attacks, the market for mobile apps certification services, and related technologies could grow more slowly or decline, which may reduce the demand for our App and related services.

Our business is dependent upon costumers using our App and adopting services and if we fail to obtain broad adoption, our business would be adversely affected.

Our success will depend on our ability to complete the development of our App, ensure our App is fully functional and reliable as intended, commercialize and educate costumers regarding the benefits of App, and persuade them to adopt CertifiedTrue as their App for ensuring reliable admissible photographs. We do not know if our App will be successful over the long term and market acceptance may be hindered if our App doesn't function efficiently and/or our user experience isn't compelling and financially beneficial to our users. If costumers do not adopt and use our App and related services, we will not be able to generate revenues and our financial condition will suffer as a result.

Our future revenue relies substantially on our App, which is currently our only product offering. If our App or future product offerings fail to gain, or lose, market acceptance, our business will suffer.

Our ability to generate revenue is entirely dependent on the effectiveness and market acceptance of our App, and we expect that revenues derived from our App will account for substantially all of our future revenue. We intend to continue our research and development efforts for the expansion of our business and functionality of our App; however, there can be no assurance that we will be able to successfully develop and commercialize our App or any other new products or services. If we have difficulty launching our App or any other new products in the future, our reputation may be harmed and our financial results adversely affected.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or users, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our third-party billing and collections providers and service partners may collect and store sensitive data, including legally-protected personal information. We may also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers and collaborative partners. While we intend to implement data privacy and security measures that will be compliant with applicable privacy laws and regulations, future security breaches could subject us to liability for violations of various laws, rules or regulations, civil liability, government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business.

We are dependent on third party service providers, technology partners, and licensors to supply certain services, software, and operational support necessary for our App to function effectively and provide the services our App is designed to offer end users.
Our business, App, and related services are entirely dependent on the aforementioned third-party service providers, technology partners and licensors to supply certain services, software and operational support necessary for our App to function effectively and provide the services our App is designed to offer end-users. Some of the technologies, software, services and service providers represent our sole source of for such products/services or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the products and/or services we need in a timely manner according to our specifications and on reasonable terms, our business and our Apps ability to provide the services its designed to offer users will be materially adversely affected, or the need to procure or develop alternative sources might delay the launch our App and related services. These events could materially and adversely affect our App and business plans and have a material negative impact on our future financial results.

Our operations may be vulnerable to hacking, viruses, and other disruptions, which may make our App and related services less attractive and reliable.
Internet usage and mobile app usage could decline if any well-publicized compromise of security occurs. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware, or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our app and related systems upon which our app is reliant against hackers. There can be no assurance that any measures we may take will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission if computer viruses or other digital problems could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user base.

The fledgling photo certification industry is subject to rapid technological change and, to compete, we must continually enhance our Apps and custom development services.
We must continue to enhance and improve our App and custom development services.

The mobile application industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies, and the emergence of new industry standards and practices that could render our products and services obsolete. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing mobile App and custom development services, develop new mobile apps and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We will need access to the APIs of existing services in order for our App to function efficiently and effectively, and these services may perceive our App and/or business strategy to be in competition with their businesses, which could prevent or limit their willingness to work with us. Moreover, our future products and services may be in direct competition with existing services, which would most likely result in these services refusing to collaborate with us and/or refusing to permit access to their systems for our App to function. If existing services perceive us or our business as a threat, it will be significantly more difficult for us to commercialize our products and compete effectively. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenue and expand our business.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.
The fledgling mobile photographic certification application industry and the photograph certification are nascent and evolving, with potentially low barriers to entry and we expect more companies to enter these sectors and a wider range of mobile apps and related products and services to be introduced. Our strategic partners and competitors that develop similar apps may include, without limitation, Trupic and ____, , among others. These companies may already be making inroads in our industry. Most of these companies have significantly greater financial and other resources than us. While we have a different marketing plan and orientation if we are unable to forge strategic relationships our business will be severely harmed. Finally, as our business strategy evolves we may pivot and market to space already the focus of these competitors who are well-capitalized and have established businesses focused on a niche within the photograph certification sector. As a result, we may be unable to compete effectively.

We may become subject to government regulation and legal uncertainties that could reduce demand for our products and services, including our App, or increase the cost of doing business, thereby adversely affecting our ability to generate revenues.
We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to internet commerce. However, due to the increasing popularity and use of mobile applications, it is likely that a number of laws

and regulations may become applicable to us which we rely upon for the operation of our App and related services or may be adopted in the future with respect to mobile applications covering issues such as: (i) user privacy; (ii) taxation; (iii) right to access personal data; (iv) copyrights; (v) distribution; and (vi) characteristics and quality of services. Moreover, as our business strategy continues to develop, we may elect to develop and launch new products or services which may subject us to the complex laws and regulations applicable to the niche area of Photographic certification, and require us to spend significant time and resources ensuring compliance with applicable rules and regulations. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our App or custom development services, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results. It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the mobile industry, including user privacy, advertising, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace, which could have a harmful impact on our business model.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices. Several internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

Our business model and our App is entirely dependent on the continued success and viability of the photograph certification and photograph authentication and we may become subject to government regulation and legal uncertainties that could reduce demand for our products and services, including our App, or increase the cost of doing business, thereby adversely affecting our ability to generate revenues.

The past few years has seen new entries into this space. Large amounts of venture capital and private equity has been invested in these new companies, which have the potential to create a new niche industry As can be gleaned from these recent events around photograph certification it is difficult to predict how existing laws will be applied to our business and the new laws and regulations to which we will likely become subject. We anticipate that scrutiny and regulation of the photograph certification will increase and we will be required to devote legal and other resources to addressing such regulation, either directly or indirectly. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace. Such uncertainty could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service or operating costs. On the other hand we believe that litigation, regulation and exposure may expand general awareness of the need for our services.

Regulatory and legal uncertainties could harm our business.

We are subject to regulations applicable to businesses generally, and laws or regulations directly applicable to electronic media. However, it is possible that a number of laws and regulations may be adopted with respect to mobile apps intended to certify and store photographs intended to be used for admission to courts or for claims adjudication and internet-based companies relating to user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the expansion of our industry and/or related industries. Moreover, the applicability of existing laws to mobile apps, services, and internet-based companies is uncertain with regard to many issues, such as securities law, property ownership, insurance, telecommunications, export of encryption technology, licensing, safety, sales tax, libel, and personal privacy. Any such new legislation or regulation could seriously harm our business, financial condition, and future results of operations. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to mobile apps, services and internet-based companies and other online services could also harm our business or that of our strategic service providers. Further, we might unintentionally violate laws that may be modified or enacted in the future, which may subject us to civil or criminal penalties that may materially and adversely affect our business.

We currently have no sales and marketing organization. If we are unable to establish a direct sales force in the U.S. to promote our App and related products, the commercial opportunity for our App and related may be diminished.

We currently have no sales and marketing organization. The Company plans to engage a sales force to market and promote subscriptions to our platform for our mobile Apps. This core team will be responsible for the build-out of sales and marketing team to support the launch of the our App and all subsequent products in its pipeline. We will incur significant additional expenses and commit significant additional management resources to establish our sales force. We may not be able to establish these capabilities despite these additional expenditures. We will also have to compete with other legal tech or insurtech companies to recruit, hire and train sales and marketing personnel. If we elect to rely on third parties to sell our products in the U.S., we may receive less revenue than if we sold our products directly. In addition, although we would intend to diligently monitor their activities, we may have little or no control over the sales efforts of those third parties. In the event we are unable to develop our own sales force or collaborate with a third party to sell our products, we may not be able to commercialize our products which would negatively impact our ability to generate revenue. We may not be able to enter into any marketing arrangements on favorable terms or at all. If we are unable to enter into a marketing arrangement for our products, we may not be able to develop an effective sales force to successfully commercialize our products. If we fail to enter into marketing arrangements for our products and are unable to develop an effective sales force, our ability to generate revenue would be limited.

Our failure to find third party collaborators to assist or share in the costs of product development could materially harm our business, financial condition and results of operations.

Our strategy for the development and commercialization of our products may include the formation of collaborative arrangements with third parties. Potential third parties include Continuing Legal Education companies, Police, and Prosecutorial organization, Bar Associations, Law Schools, academic institutions, and other entities. Third-party collaborators may assist us in: • funding research, developing materials on photographic forensics and legal admissibility; • seeking and obtaining regulatory approvals or civil procedure changes; and • successfully commercializing any future product candidates. If we are not able to establish further collaboration agreements, we may be required to undertake product development and commercialization at our own expense. Such an undertaking may limit the number of products that we will be able to develop, significantly increase our capital requirements and place additional strain on our internal resources. Our failure to enter into additional collaborations could materially harm our business, financial condition, and results of operations. In addition, our dependence on licensing, collaboration and other agreements with third parties may subject us to a number of risks. These agreements may not be on terms that prove favorable to us and may require us to relinquish certain rights in our products. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be curtailed. Lengthy negotiations with potential new collaborators may lead to delays in the research, development or commercialization of product or customized service candidates. The decision by our collaborators to pursue alternative technologies or the failure of our collaborators to develop or commercialize successfully any product candidate to which they have obtained rights from us could materially harm our business, financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Graves	16,250,000	Common Stock	65.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 25,000,000 outstanding.

Voting Rights

This Common has one vote per share with votes on issues, such as members of the board of directors, stock splits, and the establishment of corporate objectives and policy. Until or unless the company goes public said voting rights of all shareholders listed on the StartEngine cap table will be voted by proxy by the company's Chairman. Please see Voting Rights of Securities sold in this offering section below for additional detail.

Material Rights

Dividends

Dividends may be declared by the Board of Directors and paid by the Corporation out of the unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the State of Delaware.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the

CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 25,000,000
  Use of proceeds: Par value original shares to the founders and other original investors
  Date: August 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 200
  Use of proceeds: Founder's Shares given totaled 200 shares which were split 125:1 to 50M on July 26, 2021.
  Date: May 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

During our past and current stages of operation, CertifiedTrue has focused on R&D and the creation of our SaaS product, PhotoProof. Necessary resources have largely come from the labor and bootstrapped spending of our team members. Continued operations to bring the product to market and to sell it will require additional resources beyond what the company currently has and will require additional capital. CertifiedTrue is seeking capital with the intention to bring our product to market and the expectation it will begin generating revenue.

Foreseeable major expenses based on projections:

Major expenses will be salaries related to development of marketing materials, sales and further development of the product. Additional expenses are expected for external development services and cloud storage and computing services.

Future operational challenges:

CertifiedTrue's most immediate focus is to complete testing and development of our initial product PhotoProof for Legal. Once complete, we will need to provide a secure operational environment for the product to run as we expect to be tested by hackers or others wishing to penetrate our system to discredit our services or for other reasons. Since we anticipate our initial customers being from the legal community as well as law enforcement and the photos taken to be used as evidence in courts with significant civil and criminal implications, it is even more essential than usual that we have no vulnerabilities open to attack. Normally, this can be an issue for early stage startups who do not have significant resources to put into adequately securing their systems or code base. Fortunately, we have resources on our advisory team capable of performing the necessary penetration testing and hardening of both the code and the system as as a whole to ensure we can meet the challenge.

Another challenge will be adapting our core product to serve the law enforcement industry, including the agencies we are currently speaking with. While we do not see substantial difficulty in coding necessary UI changes, we have a limited amount of development team resources. Additionally, there is often significant work necessary to sucessfully obtain contracts with government entities, including a solid understanding of the process and paperwork involved. Once again, we are fortunate to have access to individuals with expertise and long experience in these areas who can provide assistance. Overcoming this challenge is essential since, it is anticipated that as soon as we are able to demonstrate our services and secure appropriate contracts with a few agencies, we are very likely to rapidly expand, as the success of these early customers is likley to generate strong demand in similar departments accross the US in a relatively short amount of time.

That leads to another challenge, which will be to expand quickly enough to grab market share in these key target submarkets where we are currently the only offering. As first mover in the market, we have early advantage but will need to quickly develop the sales and service force as well as scale operations to serve this customer base. That will require substantial resources that we will have to raise sufficient financing for. Once we have proven the viability of the market, others are likely to attempt to enter and it is essential that we take as much market share as we can early since the public contracts for similar services are usually held over long terms.

Future challenges related to capital resources:

Once CertifiedTrue's products have established entry in our target markets, we see a need to expand quickly to capture share. We will need to raise further capital to meet the demand for our services. While we anticipate our inital raise through crowdfuning on StartEngine, subsequent offerings are more likely to be addressed through venture capital or private equity markets. While we do have team members and advisors with some experience in this regard, we will need to meet the revenue and growth targets we anticipate in order to be attractive. Also, there is the issue of the state of the capital markets and venture capital at the time we will need to secure this financing and we have no way of knowing if it will be as favorable an economic environment to raise the necessary capital as it is now.

Future milestones and events:

General availability of our PhotoProof for Legal product - Besides having the ability to begin generating revenue, the completion of testing of our core product is the most significant milestone.

Aquiring 1st 10 Legal Customers - This will provide us with a solid base to use as reference in the legal community. While we may have opportunity to get into a large global firm, our expectation is that these initial customers will be smaller and boutique firms which will act as evangelists to the larger market.

Aquiring 1st Public Customer - besides providing a significant source of revenue (likely in excess of $1m annually), contract with a public agency for CertifiedTrue's PhotoProof services will be a defining moment. One of the first we are targeting is a a departmental agency of a large county, where we have already established their need and have a good entry. It is our expectation that securing a substantial contract would give us a relative glide path to similar countries in the area and help us garner a dependable engine for high annual recurring revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Prior to this crowdfunding raise, CertifiedTrue has operated in bootstrapping mode. We currently have cash on hand of less than $5000, but when this is depleted, resources from the founders or other team will replenish it, as necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are essential for CertifiedTrue to achieve its growth path and extend its capabilities beyond the limits of the personal resources of the founders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is anticipated that the proceeds of the crowdfunding campaign will make up over 90% of the company's operational funding and is necessary in order to take our product to market and hopefully begin earning revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With only the minimum raise, CertifiedTrue will be able to continue to operate for about 6 months, but at a reduced capacity, and would continue to fund operations albeit in bootstrap mode. It would also mean a significant increase in time to achieve our goals, if at all. At minimum raise, we would expect to continue to operate at a burn rate of approximately $4,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we reach our maximum funding goal, we anticipate accelerating operations to require approximately $80,000-90,000 per month. Including expected ramp up time, this should give us roughly 14 months of runway to implement our current plans for product development, marketing and sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

CertifiedTrue will need to continue to raise capital in the future to achieve its goals and growth path. We anticipate utilizing the procedes of this raise to get our product to market and begin earning revenue. At that point, we expect to make an assessment of our needs for continued financing. This may be through a second crowdfunding round, venture capital or private equity.

Indebtedness

- **Creditor:** Stephen Graves
  Amount Owed: $30,000.00

Interest Rate: 0.0%
Non-interest bearing loan, callable on demand. No maturity date.

Related Party Transactions

- **Name of Entity:** Stephen Graves
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan of $30,000 from Stephen Graves to CertifiedTrue
  Material Terms: Non-interest bearing loan and due on demand.

Valuation

Pre-Money Valuation: $12,500,000.00

Valuation Details:

Members of our Board have over 50 years of experience collectively in valuing companies and assets. Their feedback coupled with validation of proof of concept and our plans for attracting high-value customers and market share at a relatively low acquisition cost per subscriber and then looking at the impressive growth rate of competitors helped us develop this valuation. Among the factors in our team arriving at our current valuation:

The sheer size of the "testing, inspection and certification" marketplace of well over 200 billion per year (https://www.marketsandmarkets.com/Market-Reports/testing-inspection-certification-market-5352498.html) was a critical factor in arriving at this valuation.

It should be noted that for deals listed on PitchBook from Jan-Nov 2021, the average pre-money valuation of Seed deals for B2B SaaS companies is $14.34M and for Blockchain companies is $13.95.

Our most comparable competitor, Truepic, recently raised a Series B of $26.63M in Sept 2021 at $73M pre-money, raised a Series A in 2018 of $8M at $42M pre-money. Prior to that, they raised a seed round of $1M in 2017 at $9M pre-money valuation. While we feel their 2017 raise is most analogous (given our current size and stage of development), we believe CertifiedTrue deserves a higher valuation because we have technology that is easier to maintain as well as not tied to public blockchain. Also, where we are in the market cycle (later so there is more awareness) and for the sub segments we are targeting, we estimate requiring less dillutive follow on funding to reach similar milestones in product and revenue, which would result in less dilution of value to our current investors. Even so, using a commonly used Venture Capital Valuation Method (https://breakingdownfinance.com/finance-topics/equity-valuation/venture-capital-valuation-method/) with a discount rate at 35% and the Exit Values from Truepic, demonstrates a pre-money valuation between $0.70-$1.00

per share for 25M shares so we believe our $0.50 share price ($12.5M) in this round is well within reason.

The pre-money valuation has been calculated on a fully diluted basis. This valuation has assumed all current shares outstanding. The Company does have any outstanding options, warrants, and other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

This valuation has been done internally and no independent third-party firm has conducted a formal evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  90.0%
  Development of marketing materials including Continuing Legal Education materials and earned media to raise the profile of our product and service within the legal community.
- *Operations*
  6.5%
  Administrative overhead like hiring interns to issue press releases, enter blog posts, and contacting the legal press.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Company Employment*
  55.0%
  Salaries and commissions geared primarily toward marketing and sales as well as software development will eat up teh majority of this budget line.
- *Marketing*
  20.0%
  External marketing expenditures including advertisements in legal and legaltech publications, trade shows and continuing legal education forums and related forums geared toward increasing both name recognition and product awareness
- *Research & Development*
  15.0%

Further development of CertifiedTrue's key rollout product CertifiedPhoto including its encryption technologies will require additional software development and documentation for patentability.

- *Operations*
  6.5%
  Operations include administrative overhead like leases and utilities and telecommunications, software, accounting and legal expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://certifiedtrue.com/ (https://certifiedtrue.com/aboutus).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/certifiedtrue

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CertifiedTrue Inc

[See attached]

CertifiedTrue, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CertifiedTrue, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 16, 2021
Vincenzo Mongio

CertifiedTrue, Inc.
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Total Current Assets	-	-
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES		
Current Liabilities		
Total Current Liabilities	-	-
Long-term Liabilities		
Related Party Loan	30,000	-
Total Long-Term Liabilities	30,000	-
TOTAL LIABILITIES	30,000	-
EQUITY		
Common Stock	200	200
Additional Paid in Capital	10,618	17,601
Accumulated Deficit	(40,818)	(17,801)
Total Equity	(30,000)	-
TOTAL LIABILITIES AND EQUITY	-	-

CertifiedTrue, Inc.
Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	198
Product Development	16,109	1,719
General & Administrative	5,915	5,312
Total Operating Expenses	22,024	7,229
Operating Income (loss)	(22,024)	(7,229)
Total Other Income	-	-
Other Expense		
Total Other Expense	-	-
Net Income (loss)	(22,024)	(7,229)

CertifiedTrue, Inc.
Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(22,024)	(7,229)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net Cash provided by (used in) Operating Activities	(22,024)	(7,229)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Paid In Capital (distributions)	(7,976)	7,229
Debt Issuances - Related Party	30,000	
Net Cash provided by (used in) Financing Activities	22,024	7,229
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

CertifiedTrue, Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/19	24,125,000	193	10,572	(10,572)	193
Issuance of Common Stock	875,000	7	-	-	7
Additional Paid in Capital	-	-	7,029	-	7,029
Net Income (Loss)	-	-	-	(7,229)	(7,229)
Ending Balance 12/31/2019	25,000,000	200	17,601	(17,801)	-
Issuance of Common Stock	-	-	-	-	-
Prior Period Adjustment	-	-	-	(993)	(993)
Distributions	-	-	(6,983)	-	(6,983)
Net Income (Loss)	-	-	-	(22,024)	(22,024)
Ending Balance 12/31/2020	25,000,000	200	10,618	(40,818)	(30,000)

CertifiedTrue, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CertifiedTrue, Inc. ("the Company") was formed in Delaware on May 10th, 2018. The Company plans to earn revenue using distributed ledger technology to safeguard legal, insurance and real estate companies from fraud, risks and operational costs by capturing, storing and authenticating digital data. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding accounts payable in the amount of $30,000 for services performed by an owner's company. The balance is non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3 for Related Party Debt.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	30,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of common shares with a par value of $0.01 per share. 25,000,000 shares were issued and outstanding as of 2019 and 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The Company amended its Certificate of incorporation on July 26th, 2021 to increase its authorized shares from 200 to 50,000,000. As a result of the amendment, the original shareholders were issued 125,000 shares for every share previously held. This amendment was retroactively applied to the Statement of changes in Shareholder Equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 16, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Certified True, Inc.

Only believe what is CertifiedTrue - Accurate. Authentic. Original.


CertifiedTrue
Photo and Video
Verification Yo
Can Trust
Welcome
Back!
Client
Case
Free Space
Client case name
Client
Cases

Website | Mineola, NY | FINANCIAL SERVICES

$0.00 raised

0 Investors	$12.5M Valuation
$0.50 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

CertifiedTrue is a B2B SaaS company focused on eliminating the potential for image fraud by providing a platform built on proprietary technology, that enables certification and verification of digital images so that they are reliable as evidence in court and for commercial purposes. Our SaaS solution, PhotoProof, provides a secure process to capture, certify and verify digital photos and videos with their metadata to be authentic, accurate and original using 4th generation blockchain inspired technology. Target markets for our application are law firms, law enforcement, insurance, real estate, and the government sector - first in the USA and then globally as part of the Testing, Inspection and Certification market.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **EARLY MOVER WITH CUTTING EDGE TECHNOLOGY**

CertifiedTrue is an early entrant into fraud prevention through certification and verification of digital photos and other files, with a product (PhotoProof) built on proprietary 4th gen blockchain technology and early mover advantages across multiple industries with a path to viral growth.

- **HUGE MARKET ACROSS MULTIPLE INDUSTRIES**

Market opportunities across TIC, insurtech and legaltech that are expected to grow exponentially. The global Testing, Inspection and Certification market was valued at $213.60 billion in 2020 and is estimated to reach $349.27 by 2030, growing at a CAGR of 5.3%.* The global insurtech industry was valued at $9.41 billion in 2020 is estimated to generate $158.99 billion by 2030**, growing at a CAGR of 32.7% from 2021 to 2030; in 2020, the global legal tech market was valued at $17.6 billion.***

- **EXPERIENCED TECH AND BUSINESS TEAM**

CertifiedTrue has a team with many years of experience in the technology and the business side of the targeted industries we focus on, with deep relationships and a history of execution. Our Directors and Advisors are established industry leaders which will give us a leg up on becoming the gold standard for third party certification and verification of digital images.

*Source
**Source
***Source

OVERVIEW

We provide protection from image fraud

Our app enables capturing, managing and authenticating photographic evidence that is:

- Immutably Registered
- Time-stamped
- Geotagged
- Attested

CertifiedTrue enables law firms, businesses and government organizations to capture and store photos in a manner that makes them reliable and makes image fraud a thing of the past. Our app makes it easy to take attested, geo-tagged, time-stamped, and immutably registered photos with a smartphone. Users can annotate photos, manage cases, make notes, and tag photos all through our secure cloud network. This process provides a secure service that enables companies to capture, manage, and authenticate digital photos that will stand up in court and help win more cases because people can trust the evidence they provide.

THE PROBLEM

Law firms and courts struggle with image fraud


Digital photos
can't be trusted
as a reliable
source of truth

Now more than ever, digital photos are easy to manipulate and can't be trusted to be a reliable source of truth. This has become a significant problem for law firms and courts, who have been unable to keep up with the pace of technology. Law firms can't easily demonstrate the chain of custody of photos they have in their case management systems or files and the same is true for prosecutors and police. This exposes legal cases, clients, lawyers and their firms to risk. When it's so easy to create fake news, photoshop images, and submit AI-assisted deep fakes that can sway a judge and jury, firms need a reputable tool to counter this problem and can't just rely on what their clients email them.



All it takes is one bad case, one dishonest client and law firms risk losing their good name, an important case and clients. A malpractice suit could even put the entire firm in jeopardy. In the digital age, clients expect the firms that represent them to leverage technology to defend them, secure a competitive edge and win their cases. The firms who survive and thrive with these new demands will be those who have the tools to stay ahead of the tech curve instead of being crushed by it. At the same time, police and prosecutors face pressure to release evidence quickly that all parties can rely on as the source of truth.

The answer is digital photographs and videos taken with Certified True's PhotoProof solution. Photoproof establishes an unbreakable chain of custody from collection to cloud storage to the courthouse steps.

THE SOLUTION

We create photos you can trust


CertifiedTrue helps you create photos that are trusted
Take trusted photos from your phone
Ensure your photos pass the bar of admissability
Annotate photos and manage your cases
Tag photos on location or at your desk
Welcome Back!
Client
Case
Free Space
Client case name
Client
Cases
Recent Photos
Take Picture

CertifiedTrue provides a secure service that enables anyone with a phone to capture, manage, and authenticate digital photos that will stand up in court. Using our PhotoProof platform, users can capture photos and videos and then manage, search, and use account management and permission features of the photos for optimum case management and client folder access. On the back-end, our core technology is a unique system we have custom-built from our deep experience with blockchain networks and protocols that ensures chain of custody and immutability. On the front end a user-friendly interface optimizes case and file management and client billing to seamlessly integrate CertifiedTrue right into a law firm's existing workflows and case management protocols.


CertifiedTrue's
PhotoProof Process
Capture
Record
Manage
Verify

CertifiedTrue is as user-friendly as it gets. Simply take a photo on your phone through our app, which captures the unique digital fingerprint of the image and its metadata. That unique ID is recorded on our blockchain registry and the image is uploaded in the cloud to a secure archive where you can manage, annotate, and assign them to client files or cases in our web app. Verifying a photo is as easy as entering the unique CertifiedTrue ID on the verification page of our website. When needed for court, simply print out the CertifiedTrue report with the photo and details and provide the file.



The key is that your CertifiedTrue image is indelible, immutable and defensible evidence. Any other photo can be easily doctored and manipulated with critical metadata like geolocation or date stripped away or changed. Artificial Intelligence can now even create photos and videos that have never existed at all. That isn't possible with a CertifiedTrue photo because the cryptographic identity of the photo has been recorded on an immutable registry. If even a single pixel or piece of data is changed, then the image cannot be verified. At the same time, courts and lawyers can confidently share the image with any necessary parties, secure in the knowledge that all are working with the original "proof" and that it has not been surreptitiously altered or edited.

Instead of the near impossible task of detecting fakes, CertifiedTrue provides assurance that you have real proof from the time the shutter snaps.


CERTIFIEDTRUE™
PHOTO
8G2DH45
54DF5S6
CLOUD

Business Model


Business to Business
(and Government)
Software as a Service
Re-occuring Revenue
Monthly/Annual
Subscription

Tiered Pricing

Per User

Includes certifications & data

Our business model is providing a SaaS product that enables reliable certification, management and verification of digital files. Initial target market is law firms, corporate counsel and law enforcement. We make money by charging a monthly fee based on the number of users as well as how many photos are taken and stored. Our services start at $195 monthly for a solo practitioner and increase in price as customers' needs scale.

Pricing

Solo	Partnership	Boutique	Midsize	Enterprise
$195	$295	$495	$749	Custom
Per month	Per month	Per month	Per month	Per month

THE MARKET

We are creating our own path

Market Size


$17.14B USD
Total Available Market
$5.25B USD
Serviceable Market
$442M USD
Obtainable Market

We believe the global market opportunity is enormous for CertifiedTrue to provide trustworthy independent third-party certification and verification of digital images. As one of the early first movers, however, the market segment has not yet been well defined.

While CertifiedTrue can be tagged as a prepackaged software, B2B SaaS, blockchain, legaltech, insurtech or govtech company, our primary value proposition best aligns with the Testing, Inspection and Certification (TIC) industry. Conceptually, our application is essentially the certifiable capture of an image as an integrated part of an inspection/documentation process and verification that the created digital object and its provenance meets a certain standard of reliability. The TIC market stretches across almost every industry, is valued over $200 Billion annually and is expected to grow to $349 Billion by 2030 (CAGR of 5.3%), with the most exciting growth trends in the digital transformation of services and tools enabling in-house services. (Source)



Over 3.3 Million potential users for PhotoProof in the USA alone!
Fire Inspectors
17,700
Property Appraisers
78,700
Private Detectives
96,100
Occupational Health & Safety
119,200
Construction & Building Inspectors
129,300
Insurance Adjusters & Inspectors
349,400
Quality Control Inspectors
557,900
Police & Detectives
795,500
Lawyers & Paralegals
1,149,800

While our early competition in the space is focused on other submarkets, namely insurance, CertifiedTrue's technology best addresses the needs of reliable evidence for court purposes for the civil and criminal legal market as well as police and prosecutor's offices. Our market plan has an inherent viral component that will give us a major advantage in growth and brand awareness that our competitors cannot match. Moreover, our team has a greater vision of how the technology integrates through multiple industries and a better path to adoption than other companies in this space.

Another substantial differentiating factor from our competitors is the underlying technology of our core platforms, especially their reliance upon public blockchains. The previous generation of digital certification software could not easily provide a trustworthy "proof of origin" and chain of custody of the file creation. The advent of Blockchain technology solved the problem but has been plagued with issues related to scaling, variable cost structures and security holes. Our proprietary technology is a further refinement of blockchain technology, specifically tailored to certification, registry and verification of particular types of digital files.

Advancements in technology have enabled our solution to solve the problem of origin proofs, which has the ability to work across several, billion-dollar industries. The initial use case is for digital photographs but our technology can also cover other file types as well where provenance or chain of custody are a priority.

OUR TRACTION

A new application of a blockchain inspired technology


Finalist for Blockchain Application in 2018
Awarded by
REBNY
REAL ESTATE BOARD OF NEW YORK

Originally, CertifiedTrue set out to provide a blockchain platform that would address needs across the legal, insurance and real estate industries. In 2018, we were a finalist for Best Blockchain application from the Real Estate Board of New York, for what eventually evolved into our current product, PhotoProof. We labored over 3 years in research and development, to create a provably secure system to capture, store and record data that would not have the problems of scalability, usability, energy consumption, security and regulatory issues inherent with public blockchains.

Indeed, many blockchain applications that were little more than smart contracts raised funds and rushed to market without a real understanding of the real demand for their product by potential clients. Meanwhile, our team spent many hundreds of hours validating our markets to find where the real need was, the operational processes around those needs and which markets were most likely to pay to solve their very real pain points.

All that hard work culminated in the development of CertifiedTrue's proprietary platform, PhotoProof, built on technology that we are confident will be considered the next iteration of Blockchain. PhotoProof consists of a web based application, an ecommerce enabled admin app, android and IOS mobile apps connecting to the core system's cloud based immutable ledger and secure storage network. Our most significant milestone to date has been completing the alpha version of this platform, which is now in testing.

WHY INVEST

The gold standard in fraud protection

The future of the legal, insurance, and real estate industries is blockchain and CertifiedTrue is leading the movement







Simply put, law, commerce and government cannot operate without public trust in the visual evidence we rely on. That trust has eroded as technology has made it increasingly difficult to detect when images have been manipulated. CertifiedTrue restores that trust by setting the standard for ensuring accuracy, authenticity and originality of digital images.

Indeed, the future for the legal, government, insurance, and real estate industries can be found in the innovative reimagining and repurposing of the next wave of blockchain style technology. All of those industries have a foundation now dependent on information processing, and our software services are designed to augment and secure the very frameworks they operate on. Our vision is for CertifiedTrue to lead this movement for trust and transparency in a digital world and become the trusted name in digital security while building a company that hopefully generates billions in revenue. Join CertifiedTrue on this potentially massive movement and become a shareholder today.

Meet Our Team



Stephen Graves

Founder & CEO

Stephen has 25+ years of experience in leadership of product, process and people, including having founded a digital certificate authority in the dotcom era (Unecom) and a bio-nutrition research lab, as well as having grown an early Vbulletin internet forum to over 100k users. He served as Director of Global Business Operations at CA Technologies where he managed New Product Incubation, has been a consultant to the Bank of China as well as the Pakistan Board of Investment and Associate Staff Analyst/Project Manager for the City of New York. He has also been an Advisor to two former Prime Ministers, the Greater New York Chamber of Commerce, and a strategy and product development consultant for a number of ecommerce related businesses. Stephen was a FOREX trader and held CTO and CPO registrations as a Principal with the CFTC and NFA. He has earned certifications for Project Management Professional, ITIL, SAFe and Professional Scrum Master and an MBA from Heriot Watt University.



Clive Boulton

Co-Founder & Chief Technical Architect

Clive has proven leadership in software engineering for enterprise application software companies building differentiated SaaS for business and distributed networks. Career highlights: Senior Member of the Technical Staff at Exact, Co-founder/CTO at Dandelion Systems, Software and Product Engineering for Keywill (now E2Open), and Signals Intelligence for the British Army. Clive has consulted for the US NTIA, Intel, Coinlab, Pardalis and others. Additionally, he serves as a member of the Architecture Working Group at Hyperledger, is a cofounder of Seattle Scalability and lead organizer for Google Developers Group Seattle. He also regularly gives technical presentations at events like Linuxfest Northwest and at tech companies like Google, Microsoft and Amazon. Clive holds a CPIM certification, is a graduate of the Royal Military Academy Sandhurst, has a B.E.E from Coventry University and has been a Visiting Researcher at Stanford University.



VJ Tabone

Co-Founder & Head of Business Development

VJ has a long history of executive leadership across the legal, insurance, and real estate industries. He has provided strategic advice to a variety of business clients, including Cricket Wireless exclusive dealers and many small businesses. Previous roles include: Director of Red Apple Real Estate, where he assisted in the management of a large portfolio of real estate (2+ Million SQFT) including development, litigation, compliance, lease administration, and acquisition; Assistant Special Deputy Superintendent at the Liquidation Bureau (NYLB) of the State of New York Insurance Department, where VJ managed over 300 staff and oversaw all claims and adjudications for 63 insolvent insurers; VP of Real Estate Development for NYC Economic Development Corporation; Senior Project Manager for NYC Department of Housing Preservation and Development; and, as Director of Research at Disclosure, Inc (a records contractor for the US Securities and Exchange Commission). VJ has also served on a number of NYC Mayoral and Queens Borough President taskforces represented EDC at the Queens Chamber of Commerce and managed budgets of a number of local development corporations. He has a Juris Doctorate from New York Law School where he attended on a Merit Scholarship and a BBA from Bernard Baruch College.



Ronald da Silva

Co-Founder & Director

Ron is an executive leader, international board member and widely recognized expert on internet technology. Originally Chief Information Officer for CertifiedTrue, he transitioned to a Director role for family reasons. Ron is currently VP Operations at Quantum Loophole, a data center and cloud provider. Previous positions include: Group Vice President of Network Engineering at Time Warner Cable; Former Senior Principal Architect at AOL; and, Senior Network Engineer at Sprint. Ron is a certified NACD Governance Fellow and has served on public and corporate boards including: Commissioner (Dulles) on the Loudon County Communications Commission; Director of Chartway Federal Credit Union; International Board Member of ICANN [Committees: Finance (Chair), Audit, Governance, Compensation, Strategic Planning and Technical]; and, Chair of the Advisory Council of ARIN. Ron also earned a BS in Applied Mathematics and English from Old Dominion University.



Robert V. Beltrani, Esq.

Director, Corporate Secretary & Business Development

Bob has deep experience in the legal industry both in public service as well as private commercial and criminal practice. He has served the State of New York as Administrative Law Judge (ALJ) for the Board of Parole and for the Department of Finance as well as Arbitrator for Queens County Civil Court. Bob also has a background in insurance and was previously the in-house Counsel at State Farm and at The Hartford. He has been admitted to practice law in New York and in the Eastern and Southern Federal District Courts. Bob received his B.S. degree from Long Island University and his J.D. from Brooklyn Law School.



William A Clement

Director

Bill is a senior executive with a lifetime of experience in insurance, banking and technology. He is currently Chairman of Apex Financial and was previously President & CEO, Atlanta Life Insurance Company. Other highlights from his career: Co-Founder, Chairman & CEO of Dobbs, Ram & Company, a govtech company which helped design and implement the E-File system for the IRS; Presidential appointment to Director of the US National Cooperative Bank; VP & Senior Credit Officer at Citizens Trust Bank; and Associate Administrator at US Small Business Administration. He also has served on boards of public corporations, including TRX (Concur), Radiant Systems (NCR) and BSR Trust. Bill earned an MBA from the Wharton School and a BA from Morehouse College.



John Hrzic

Head of Growth Marketing

John is a dynamic B2B and B2C marketing and strategy professional with 15+ years in digital marketing and media across all paid, owned and earned channels; in-house/client-side experience at Cox Communications, IDG publications, as well as agency experience serving as trusted advisor to blue-chip clients like Microsoft's Bing, Pepsico, Maybelline, Geico, Volkswagon, Spotify and Mastercard rewards. He was the founder of the MediaSynthesis Group ad network and ScreenlogiQ (Fluent), the first cross platform OTT distribution platform for mobile developers, which supported campaigns for Candy Crush, WWE, Wheel of Fortune, MLB and Angry Birds. Other positions have included VP of Marketing, Strategy and BizDev for SayForExample (iGain) and Director of Marketing for V12Data. John has also served as Advisor to Glimpse NFT, TrovaPage, Upmetrics and TaoBase. He earned a BA in Marketing from Penn State University.



Jason Finkelstein

Growth Marketing & Investor Relations

Jason has 15+ years of experience running global sales and product teams across multiple software and fintech companies in the Health, Finance, Education and Consumer Shopping industries. He has managed a 30+ team overseeing 2,000 advertisers across dozens of verticals and growing a business from $2M to $20M+ in revenues. Highlights of Jason's experience: Director of Affiliate Partnerships for QualityHealth (now ShareCare); VP of Business Development for Clash Media; Director of Business Development for Permission Data; and, Director of Strategy and Enrollment for NY based Innovation Ads. Jason started his career as a Financial Analyst for DealTime (now Ebay) and as an Audit Associate for PriceWaterhouseCoopers. He holds a BA in Accounting and an MBA in Finance from Yeshiva University.



Harish Prasanna

Advisor, Blockchain & Cybersecurity Development

Harish started at CertifiedTrue as our lead blockchain developer. He then founded his own company, OpenAVN (DefenseArk), and raised $2 million in seed funding to work on blockchain and AI computer virus scanning. Harish is a Certified Information Systems Security Professional (CISSP), has earned a MS in Digital Forensics & Cybersecurity from John Jay College (CUNY) and a BE from Hindustan University. He has also won multiple DEFCON and BlackHat contests.



Tuyet Duong, PhD

Advisor, Cryptography & Blockchain

Tuyet is a cryptography engineer and the co-author of multiple published papers on original blockchain protocols and distributed ledger . She is currently Senior Cryptography Engineer for Kuelski Security and previously worked for Topl Blockchain as a Blockchain Research Scientist. Tuyet also has earned a Ph.D. Computer Science, Cryptography & Blockchain Tech from Virginia Commonwealth University. She also earned a BS in Information Technology from Vietnam National University in Hanoi.



Paul McVoy

Advisor, Legaltech

Paul is a notable expert in e-discovery and has been repeatedly ranked in Chambers and Partners. He is Co-founder and CEO of Meta-e Discovery. Previously, he was the named as the nation's first Chief Discovery Officer at Milberg and prior to that, was Manager of Litigation Support at Jones Day. Paul is also a member of the Working Group on Electronic Document Retention and Production at The Sedona Conference.



Doug Stebbins, CFA

Advisor, Capital Markets

Doug has over two decades of investment banking experience across a wide range of industry verticals with a focus on fintech and insurtech and has completed hundreds of transactions totaling many billions of dollars. He is currently a Managing Director at Bentley Associates, an award-winning boutique investment banking firm. Previously, Doug was the Head of Alternative Investment Private Placements at Mizuho Securities in NY, representing leading fund groups in the Private Equity, Venture Capital and Hedge Fund industries. He also worked in Tokyo for Société Générale, Bear Stearns and Dresdner Kleinwort Wasserstein, working with both Japanese and multinational clients to access global pools of capital. Doug earned his B.A. from the University of Michigan and is a CFA charter holder.

Offering Summary

Company	CertifiedTrue Inc
Corporate Address	220 Mineola Boulevard Ste 10, Mineola, NY 11501
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 20,000

Maximum Number of Shares Offered : 2,140,000

Price per Share : $0.50

Pre-Money Valuation : $12,500,000.00

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

i) First 7 days - Receive 35% Bonus Shares

ii) Next 7 days - Receive 25% Bonus Shares

iii) Next 7 days - Receive 15% Bonus Shares

Amount-Based Perks

i) $2,500+ for 10% Bonus Shares

ii) $5,000+ for 12.5% Bonus Shares

iii) $10,000+ for 15% Bonus Shares

iv) $25,000+ for 20% Bonus Shares

v) $50,000+ for 25% Bonus Shares and a video call with the CEO

v) $100,000+ for 30% Bonus Shares and dinner with the CEO (USA location)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Certified True, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for

*Bonuses can not be stacked. One receives the bonus that is most valuable but they are not cumulative.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Certified True, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

What if I told you that the digital world you see is a construct created to condition your mind and conceal the truth from your eyes?

How do you know what is true? Is it a feeling? Is it seeing? evidence captured in a photograph?

Gone are the days of film and negatives when you could trust a picture was authentic because it was a physical artifact. Now photos are merely manipulatable digital files, making fraud both easy and inevitable.

But the law and legal practice have not kept up. Indeed, for attorneys, today's digital evidence is a minefield of risk. Fake news, photoshopped images, AI assisted deep fakes – all can irreparably sway judge and jury – and the dream world we are living in can become a nightmare.

All it takes is one bad case, one dishonest client – and you can lose everything, case, client, your reputation and malpractice lawsuits can put even the entire firm at risk.

Yet if technology can be used to deceive, it can also be used to reveal the truth and protect it.

That's why CertifiedTrue created our CertifiedPhoto SaaS solution – enabling the creation of photographs that can be trusted. We provide a secure service that enables anyone to capture, manage and authenticate digital photos that will stand up in court.

Simply use your phone to take photos with our app, capturing the unique digital fingerprint of the image and metadata of who took it, when and where it was taken. That unique ID is immutably recorded on our registry and the image uploaded in the cloud to a secure archive where it can managed, annotated and assigned to clients and cases in our webapp. When needed as reliable evidence, simply print out the CertifiedTrue photo report or provide the image file – and anyone can verify it by checking the registry.

Our goal is to establish CertifiedTrue as the gold standard for image certification and verification. First in the legal setting and then other industries who rely on photos being authentic, like insurance, real estate and government.

CertifiedTrue's proprietary technology represents a new subcategory in the market for independent third-party certification which is already $207 billion dollars annually worldwide and is forecasted to grow to $250 Billion by 2026.

Now I invite you <holds out a red mobile phone in open hand like a pill> to join us in bringing truth and transparency to a world of lies and see for yourself just how deep the rabbit hole goes.

CertifiedTrue – Accurate. Authentic. Original.

Animated Video Script

See https://drive.google.com/file/d/1I0yG_nFlbRI42rIYeSAopSOB9Uw6Sz4m/view?usp=sharing for an animated that explains our story a bit.

We live in an increasingly artificial world. Artificial sweeteners, artificial tears, artificial intelligence provide an artificial construct that conditions us to accept what is presented before us.

This inevitably leads to falsehood and fraud when people when people have both the capability and interest to do so.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.